Filed by Cullen Agricultural Holding Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Triplecrown Acquisition Corp.
Commission File No.: 001-33698
For the Related Registration Statement: 333-161773

Contact:
Paul Vassilakos
Triplecrown Acquisition Corp.
(212) 521-4398

TRIPLECROWN ACQUISITION CORP.
AND
CULLEN AGRICULTURAL HOLDING CORP.
ANNOUNCE EFFECTIVENESS OF REGISTRATION STATEMENT RELATING TO BUSINESS COMBINATION

Jackson, Wyoming, October 13, 2009 – Triplecrown Acquisition Corp. (NYSE AMEX: TCW.U, TCW, TCW.WS) (“Triplecrown”) and Cullen Agricultural Holding Corp. (“CAH”) announced today that the registration statement on Form S-4, containing a definitive proxy statement/prospectus, relating to Triplecrown’s proposed business combination with Cullen Agricultural Technologies, Inc. (“Cullen Agritech”) has been declared effective by the Securities and Exchange Commission.

Triplecrown’s special meeting of stockholders and warrantholders will be held on October 21, 2009 at 10:00 a.m. eastern time, at the offices of Graubard Miller, Triplecrown’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174.  Stockholders of record as of September 30, 2009 will be invited to attend the special meeting and vote on four proposals, including:

•	a proposal to amend Triplecrown’s amended and restated certificate of incorporation to allow Triplecrown to complete the merger with CAH;

•
a proposal to adopt the Agreement and Plan of Reorganization, dated as of September 4, 2009, among Triplecrown, CAH, CAT Merger Sub, Inc., a wholly-owned subsidiary of CAH, Cullen Agritech and Cullen Inc. Holdings Ltd., the sole stockholder of Cullen Agritech, and approve the business combination contemplated by such Agreement and Plan of Reorganization;

•
proposals to approve certain material differences between the amended and restated certificate of incorporation of CAH to be in effect following the merger and Triplecrown’s current amended and restated certificate of incorporation; and

•
a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, the required proposals have not been approved.

In connection with the merger, Triplecrown is seeking to amend the terms of the warrant agreement governing its outstanding warrants exercisable for shares of Triplecrown common stock.  Warrantholders of record as of September 30, 2009 will be invited to attend the special meeting and vote on two proposals, including:

•
proposals to amend certain terms of the Warrant Agreement, dated as of October 22, 2007, between Triplecrown and Continental Stock Transfer & Trust Company which governs the terms of Triplecrown’s outstanding warrants, to provide that (i) the exercise price of Triplecrown’s warrants will be increased from $7.50 per share to $12.00 per share, (ii) the expiration date of the warrants will be extended from October 21, 2012 to October 21, 2013 and (iii) the price at which the stock must trade for the warrants to be called for redemption will be increased from $13.75 per share to $17.00 per share; and

•
to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Triplecrown is not authorized to consummate any of the warrant amendment proposals.

Stockholders and warrantholders who hold their securities in “street name” through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods.

Investors and security holders are advised to read the registration statement containing a definitive proxy statement/prospectus that will be mailed to all stockholders and warrantholders of record because it contains important information. Triplecrown, CAH, Cullen Agritech and their respective directors, executive officers, affiliates and other persons may be deemed to be participants in the solicitation of proxies for the special meetings of Triplecrown stockholders and Triplecrown warrantholders to be held to approve the proposed transaction. Eric J. Watson, Triplecrown’s chairman and treasurer, is the chief executive officer of Cullen Agritech and controls the sole stockholder of Cullen Agritech.  Additional information regarding the interests of potential participants is included in the proxy statement/prospectus and may be included in other materials filed by Triplecrown and CAH with the SEC.

Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Triplecrown and CAH at the Securities and Exchange Commission’s web site at www.sec.gov.

Questions and inquiries for further information may be directed to Jonathan J. Ledecky, President and Secretary of Triplecrown.  He can be reached via telephone at (212) 521-5396.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Cullen Agritech’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Triplecrown’s and Cullen Agritech’s expectations with respect to future performance, anticipated financial impacts of the merger and related transactions; approval of the merger and related transactions by stockholders; the satisfaction of the closing conditions to the merger and related transactions; and the timing of the completion of the merger and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the control of Triplecrown and Cullen Agritech and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected growth will not be realized, or will not be realized within the expected time period, due to, among other things, general economic conditions or legislative and regulatory changes. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or warrantholder approvals, or the failure of other closing conditions.

Not a Proxy Statement

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Triplecrown, CAH or Cullen Agritech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.